328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710
News Release	No. 09-178 Oct 08, 2009

UPDATED FEASIBILITY STUDY PROJECT 1 PLATINUM MINE:

- RESERVES & PRODUCTION RATE INCREASED

- CAPITAL COST DECREASED

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces results from the Independent Update to the Feasibility Study for the Project 1 Platinum mine of the Western Bushveld Joint Venture (“WBJV”) in South Africa. Platinum Group Metals Ltd holds a 74% interest in the WBJV and Wesizwe Platinum (WEZ-JSE) holds a 26% interest.

Summary

•

Measured and Indicated Mineral Resources increased by 0.924Moz due to additional drilling in Project 1 & 1A areas on Merensky and UG2 Platinum bearing layers or reefs.

•

Reserves increased 7.35 % as a result of optimized extraction on the UG2 Reef.

•

Ounces produced in concentrate at steady state increased to 275,000 ozs per year 4E (platinum, palladium, rhodium and gold) from 250,000 ozs per year as a result of improvements to the mine design and higher plant throughput.

•

Revised mine plan calls for production of ore from underground in 2011 and first concentrate sales first quarter of 2013.

•

Peak funding for 100% of the Project reduced by US$ 64m to US$ 443m.

•

Life of Mine Capital cost estimate, over 22 years reduced by US$ 89m to US$ 595m as a result of change in design to use mostly grid power rather than self generated power and improvements in mine design compared to July 2008 original feasibility

•

At a platinum price of US$ 1,343 per oz (3 year trailing average, 8 South African Rand to US$, no escalation), the Project IRR is 24% pre tax and the Project NPV of Platinum Group’s 74% share pre tax is US$ 726 m (5% discount rate NPV5) and US$ 352 m (10% discount rate NPV10) Post tax, including secondary tax, Platinum Group’s share is NPV5 US$ 431m and NPV10 US$ 188m.

•

The Minister of  Mineral Resources has approved the majority of the title transfers of all  of  the prospecting permits related to the transaction whereby Platinum Group Metals will hold a 74% right of Projects 1 and 3 of the WBJV (26% Wesizwe).

R. Michael Jones, President of Platinum Group Metals Ltd. states “The WBJV Project 1 stands out as one of the best undeveloped platinum projects in the world due to its shallow depth and high grade. We see great opportunity ahead as the demand for platinum is increasing with the recovery of the auto sector in the west and from strong new demand growth in China and India.  Jewelry demand in China is also now strong once again and was reported 81% higher just a few days ago. Supply on the other hand continues to struggle to maintain current rates of production”.

“Our Project is ready to move ahead with capital requirements lower than deeper alternatives. Safety, power and labour will continue to be a challenge in South Africa and we are very competitive within the world’s only true platinum field. The Updated Feasibility Study provides a basis from which management and shareholders can test which path will bring the best rewards.  We are evaluating several different alternatives right now.”

Measured and Indicated Resources have increased as a result of further drilling in the Project 1 & 1A areas. These upgraded ounces have not yet been included in the mineable Reserves of the Updated Feasibility mine plan.

The steady state production rate of the mine has increased from the original July 2008 Feasibility Study as a result of tightening the distance from the haulage tunnels driven below the ore to the mining horizon and increased production efficiencies.  The changes lower the amount of waste that has to be mined and allows for the mining and haulage capacity of the mine systems to focus more on moving ore. This change was based on significant input from the geotechnical engineers and reviews by teams involved in production at adjacent mines.  The July 2008 Feasibility Study mine design was conservative and the original access methodology remains with three sets of rapid access declines and reliable conventional mining methods being utilized making for a flexible and safe design due to multiple access.

The most significant change in the capital costs of the Updated Feasibility Study is the revision of the power assumption. The company has recently received a budget quotation for the provision of power to the project from South African power utility ESKOM.  This was not available at the time of the original Feasibility Study.  The mine will be lower on power requirements by design as compared to nearby deeper operations. The power situation in South Africa has stabilized and it is not deemed necessary by the qualified persons to provide for 100% reserve capacity and approximately 25% reserve has been provided for in the Updated Feasibility Study.

The WBJV Project 1 Mine will create about 3,100 new jobs at full production and will have a positive effect on the local economy. It is envisaged that the mining and processing operations will be contractor based.

The Ministerial approval, in respect of the transfer of prospecting permits (Section 11 Transfers) for the WBJV is moving through the process positively. Section 11 transfers for the majority of the WBJV mineral rights have been received and the final transfers are expected shortly. Formal registration of these new titles will take some months to administer and complete and these can be completed in parallel with the lodging of the Mining Right Application. Under current prospecting permits, underground development for access and basic infrastructure work can commence.

Operating costs and underground development costs have increased as a result primarily of mining related  cost including labour increases.  Operating Cost estimates have increased from US$ 438 per 4E oz in concentrate to US$ 526 per 4E oz in concentrate.

The results of this Updated Feasibility Study represent the culmination of more than 5 months of work by independent engineers from Turnberry Projects of South Africa, Platinum Group Metals’ own engineers from South Africa and Canada, and a team of specialists from several South African firms and review of the mechanized access for the mine design from Wardrop Engineering Inc. of Canada. This is in addition to the 18 months for the Feasibility Study completed in July 2008.

The WBJV Project 1 is located in the heart of the Western Bushveld area of South Africa where 70% of the world’s platinum is produced from the Merensky and UG2 Platinum Reefs, the same two horizons to be mined in the Updated Feasibility Study. The partners in the WBJV are project operator Platinum Group Metals Ltd. (74%) and JSE listed Wesizwe Platinum (26%).

Financial Details

The following tables set out the key details of the Updated Independent Feasibility Study

METAL PRICES & EXCHANGE RATE		Case A 3 Year Trailing Prices	Case B Recent Prices

Platinum	(US$/oz)	1,343	1,295
Palladium	(US$/oz)	322	296
Rhodium	(US$/oz)	4,951	1,650
Gold	(US$/oz)	807	997
Copper	(US$/tonne)	6,428	6,250
Nickel	(US$/tonne)	25,529	18,000
Rand/US$		8.00	8.00

FINANCIAL PARAMETERS AND INDICATORS at R8.00
Basket Prices 4E Pt, Pd, Rh, Au	R/kg Case A	US$/oz Case A	R/kg Case B	US$/oz Case B
Basket Price Merensky Reef	304,751	1,185	263,526	1,025
Basket Price UG2 Reef	368,571	1,433	274,639	1,068

Smelter and Refinery Discount	Smelter Discount	US$/oz Case A	US$/oz Case B
Reduction in Basket Price MR	15.16%	$180	$155
Reduction in Basket Price UG2	15.16%	$217	$162
Received Basket Price for MR	15.16%	$1,005	$869
Received Basket Price for UG2	15.16%	$1,216	$906

TAXES
Government Royalty Payment: PGM	(% of Revenue)	3%
Government Royalty Payment: Base Metals	(% of Revenue)	2%
Company Tax	(% of Profit)	28%
Secondary Tax on Companies (STC)	(% of profit)	10%

EVALUATION (NET PRESENT VALUE)		NPV 5% Discount	NPV 10% Discount
3 Year Trailing Price (Case A)	R (Million)	7,848	3,804
(Pre-tax)	US$ (Million)	981	475
	IRR		23.54%

3 Year Trailing Price (Case A)	R (Million)	4,660	2,031
(Post Tax)	US$ (Million)	582	254
	IRR		18.94%

Recent Prices (Case B)	R (Million)	3,671	1,330
(Pre-tax)	US$ (Million)	459	166
	IRR		15.63%

Recent Prices (Case B)	R (Million)	2,016	425
(Post Tax)	US$ (Million)	252	53
	IRR		12.15%

CAPITAL COST	Rand	US$
Peak funding Case A	3,545,237,000	443,125,000
Peak funding Case B	3,727,106,000	465,888,000
Total Life of Mine Capital Costs	4,760,280,000	595,035,000

WORKING COSTS EXCLUDING SMELTER DISCOUNT	US$/4E oz	R / tonne milled
Cost during ramp up including any power generation	$543	R717
Cost at steady state grid power post 2013	$521	R491
Life of Mine Average	$526	R525

Sensitivity Three Year Trailing Metals Prices

PRE-TAX
Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price	-20%	0%	20%
IRR (pre-tax)	14.5%	23.5%	31.2%
NPV (5% Discount) R(M)	3,494	7,848	12,202
US$ (M)	437	981	1,525
Opex	-20%	0%	20%
IRR (after tax)	27.5%	23.5%	19.4%
NPV (5% Discount) R (M)	9,835	7,848	5,861
US$ (M)	1,229	981	733
Capex	-20%	0%	20%
IRR (after tax)	28.4%	23.5%	19.9%
NPV (5% Discount) R (M)	8,635	7,848	7,061
US$ (M)	1,079	981	883

POST-TAX
Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price	-20%	0%	20%
IRR (post-tax)	11.3%	18.9%	25.3%
NPV (5% Discount) R (M)	1,892	4,660	7,393
US$ (M)	236	583	924
Opex	-20%	0%	20%
IRR (post-tax)	22.3%	18.9%	15.4%
NPV (5% Discount) R (M)	5,917	4,660	3,393
US$ (M)	740	583	424
Capex	-20%	0%	20%
IRR (post-tax)	23.0%	18.9%	15.9%
NPV (5% Discount) R (M)	5,202	4,660	4,111
US$ (M)	650	583	514

Mineral Resources – (MR- Merensky Reef; UG2- Upper Group 2 Reef).

The Mineral Resources reported in this Updated Feasibility Study have not been previously disclosed. This updated Resource is based on the additional drilling done in Project 1 & 1A areas. The Resource update was done to conform to a minimum 80cm resource cut which is in line with that used by producing mines in the area. Sampling practice, bore hole data, other factors and quality control and assurance are as reported previously. The Resources are estimated by kriging of approximately 231 boreholes plus deflections and are reported under SAMREC. The categories are the same as CIM categories. Quality controls include chain of custody, insertion of blanks and duplicates and check assays as previously disclosed.

The Independent Qualified Person for the Mineral Resources is Charles Muller of Minxcon.

WBJV Project 1

Measured Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	6.603	8.38	1.33	55.333	1.779
Project 1 UG2	300	7.464	4.26	1.34	31.797	1.022
Total Measured	300	14.067	6.19	1.34	87.130	2.801

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.36	27%	2.26	4%	0.34	5%	0.42
Project 1 UG2	63%	2.68	26%	1.11	10%	0.43	1%	0.04

Indicated Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 & 1A MR	300	11.183	7.25	1.24	81.077	2.607
Project 1 & 1A UG2	300	19.209	4.46	1.39	85.672	2.754
Total Indicated	300	30.392	5.49	1.34	166.749	5.361

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 & 1A MR	64%	4.64	27%	1.96	4%	0.29	5%	0.36
Project 1 & 1A UG2	63%	2.81	26%	1.16	10%	0.45	1%	0.04

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	0.154	8.96	1.06	1.380	0.044
Project 1 UG2	300	0.022	3.91	0.83	0.086	0.003
Total Inferred	300	0.176	8.33	1.03	1.466	0.047

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.73	27%	2.42	4%	0.36	5%	0.45
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Mineral Reserves – derived from the Measured & Indicated Resources and not in addition to them.

A Probable Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Resource, demonstrated by at least a Pre-Feasibility Study including adequate information on mining, processing, metallurgy, and economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Proven Reserve is the economically mineable part of a Measured Resource demonstrated by the same level and factors as above.  A Proven Mineral Reserve implies that there is a high degree of confidence.

The current Mineral Reserve used for mine planning purposes has not yet taken the updated Resource into account.

The 7.35% Mineral Reserve tonnage increase has been achieved by an optimised extraction ratio on the UG2. The conversion to Mineral Reserves was undertaken at 3.5g/t stope cut-off grade.  Each stope has been fully diluted for mine modeling purposes by way of planned dilution and additional dilution for all aspects of the mining process. The estimated resulting grade to the mill is 1% higher on the Merensky Reef and the same on the UG2 contrasted from the July 2008 Feasibility Study estimate of mill head grade. The Inferred Resources are outside and in addition to the reserves.

The Independent Qualified Person for the Statement of Reserves is Tim Spindler.

Merensky				UG2
Tonnes (000)	4E	Content 4E		Tonnes (000)	4E	Content 4E
t	g/t	tonne	Moz	t	g/t	tonnes	Moz
Merensky Proven				UG2 Proven
6,678	5.61	37.478	1.21	5,086	3.37	17.126	0.55
Merensky Probable				UG2 Probable
11,333	5.44	61.677	1.98	8,449	3.41	28.831	0.93
Total Merensky Mineral Reserves				Total UG2 Mineral Reserves
18,011	5.51	99.155	3.19	13,535	3.40	45.957	1.48

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 & 1A MR	64%	3.52	27%	1.49	4%	0.22	5%	0.28
Project 1 & 1A UG2	63%	2.15	26%	0.88	10%	0.34	1%	0.03

The prill splits as shown above are the same percentages as for the earlier reported Measured and Indicated Resources. These prill spilt grams per tonne are provided to satisfy the requirements of the BCSC and are not in compliance with SAMREC best practice. The splits have a lower confidence level when compared to the 4E grades.  The reserves are stated with certain risk factors including, but not limited to, mining project risks as highlighted in the “Risks and Opportunities” section as well in the disclosure statement.

Mine Plan Details

Improvements have been made to mine design and the projected maximum output has been increased to fully utilize the availability and flexibility of three separate decline systems.

The mining of UG2 material has increased due to increased panel length and better overall extraction ratio. The Updated Feasibility Study has removed the overall constraint of 48,000 tonnes per month per decline system. Basic production parameters have remained unchanged. This has resulted in a higher steady state production level of approximately 156,000 reef tonnes per month compared to 140,000 reef tonnes per month in the previous design. This will require each individual decline system to produce approximately 57,000 tonnes per month. Although similar systems often produce between 80,000 and 100,000 reef tonnes per month, 57,000 reef tonnes per month is considered to be realistic given the strike width available from each decline system, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. First ore will be processed in the concentrator in first quarter 2013 subject to the installation of grid power from ESKOM. Ore will be stockpiled from mining until the concentrator is operational and this Updated Feasibility Study has not included the possibility of ore sales. Mining is only scheduled on the Mineral Reserves.  The updated Resource which includes additional Indicated and Measured categories and the lower grade UG2 Resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scrapers as well as winch cleaning similar to the successful conventional mining operations at the adjacent mines.  Declines and primary access to the deposit are designed for development with mechanized equipment.  Ore is initially to be hauled out of the mine with mechanized equipment and assisted later by conveyor from year 4 of the planned mine life to end of mine life.

The Merensky Reef will be mined at widths between 93cm and 176cm and the  UG2 Reef will be mined at widths between 105cm and 205cm.

At the recommended mining rate and modifying factors the mine plan generates between 234,000 to 300,000 4E ozs in concentrate per year.  During 9 years of peak production approximately 275,000 4E ozs per annum in concentrate are produced from the Merensky Reef horizon.  The mine has a 22 year planned mine life.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process either Merensky Reef, UG2 Reef or a controlled blended feed. The Merensky Reef is the target of initial mining because of its higher 4E grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. No additional metallurgical test work has been undertaken during the Updated Feasibility Study.

The mine infrastructure in the Capital cost estimates includes the entire required surface infrastructure for a stand alone mine including water, power, underground access and ventilation to establish full production.

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the Qualified Person believes deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has a 60 day right of first refusal to purchase all of the ore or concentrate produced by the WBJV on commercial terms. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Updated Feasibility Study production profile.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan development have been constructive and positive. This work has continued during 2008 and 2009 since the original July 2008 study. Consultation with the Department of Mineral Resources on the mine plan and social and labour plan has been positive.  The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders including local residents. Based on interaction with the community, a skills and needs assessment, and our training plans, the project is planning for 3,100 jobs with a target of at least 30% from the local communities. The WBJV is committed to a strong community involvement in the project particularly as Wesizwe Platinum is a 26% partner in the project and their largest shareholder is one of the communities near the mine. The mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in approximately 2031.

Risks and Opportunities

The project is subject to a number of risks including, but not limited to, the normal project risks associated with a mining project of this type, such as geology, grade, structure, mining plans, mining width, mining dilution, rates of extraction per reef type, concentrator recovery, water supply, power supply and labour shortages and estimation risks in the capital and operating costs and exchange rates and metal prices. The estimates in September 2009 money terms are ±10% on the capital and ±10% on the operating costs and ±15% on project timing. A contingency of 10.95% of the capital cost required to reach first production included in the financial model mitigates some of the risks of a capital over run. The estimated capital costs of Platinum Group Metals Ltd.’s share of the project exceed its working capital and significant project funding is required. The transfer of the majority of the WBJV property has been approved by the Minister of the Department of Mineral Resources and final registration is in process. Final registration of title at the deeds office completes the 74% Platinum Group right and the agreements for finalization have been extended to February 2010 if required.

Not all of the surface rights over the proposed infrastructure design in the Updated Feasibility Study have been purchased. Negotiations are well advanced. An allowance for the cost of this has been made. The Mineral Petroleum Development Act provides firm assistance in ensuring that access to the minerals can be achieved, however if the process under the Act is deemed necessary it may require additional time.

A significant portion of the defined resources are not mined in the Updated Feasibility Study. Continued strong metal prices and implementation level engineering will provide an opportunity to re-evaluate these resources. There are other platinum mining projects in the immediate area - including the Wesizwe Platinum Project and the Styldrift Project planned for development. Potential cost savings and reduced impacts by designing combined infrastructure are being investigated.

Qualified Person and Quality Assurance and Control

The Updated Feasibility Study has been completed by Gordon Cunningham (FSAIMM and ECSA) and Tim Spindler (FSAIMM and ECSA) as the projects leads of Turnberry Projects (Pty) Ltd. and Byron Stewart P.Eng of Wardrop Engineering Inc. as review for design of the underground mechanized access and footwall mining. They have been supported by the following qualified specialists and firms:

Grinaker-LTA Mining

Construction & Mining Engineering

GRD Minproc

Process Engineering & Construction

Epoch  Resources

Mine Residue & Environmental Engineering

Bluhm Burton Engineering Consulting

Mine Ventilation & Refrigeration Specialists

Dave Arnold & Associates

Rock Mechanics

Minxcon

Independent Consultants in Geology

As operator of the WBJV, Platinum Group Metals Ltd. is responsible for the management, exploration and engineering activities.

The Mineral Resources are estimated by Charles Muller of Minxcon (SACNASP) as independent consultant and he has completed the investigation and report in compliance with Canadian National Instrument 43-101 on this and the previous announced estimate. He provides the update given here on Resources.

Gordon Cunningham of Turnberry Projects (Pty) Ltd. (FSAIMM and ECSA) is the overall Qualified Person for NI 43-101 Technical Report which will support the statements made in the Updated Feasibility Study. He is a fellow with the South African Institute of Mining and Metallurgy (“SAIMM”), has had extensive experience in the assessment of mines including platinum mines and has been responsible for the mine designs and related investigations. He has over 30 years experience in project operation, project evaluation, design and feasibility work and is supported by a team of experienced engineers. Turnberry Projects has extensive experience with the design and evaluation of platinum projects and mines with past assignments including investigations ranging from metallurgical design to feasibility mine evaluation and project management.

Tim Spindler of Turnberry Projects (Pty) Ltd. (FSAIMM and ECSA) is a Qualified Person for the NI43-101 Technical Report which will support the statements made in the Updated Feasibility Study relating to in stope mining and ventilation and Mineral Resource conversion to Mineral Reserve. He has had extensive experience in operations, production and consulting to mines in various operations in Southern Africa over 40 years.

Byron Stewart, P.Eng, of Wardrop Engineering Inc. is the Qualified Person for the NI 43-101 Technical Report which will support the statements made in the Updated Feasibility Study relating to design of the Mine Access Development and Footwall Development using mechanised mining methods. He has had extensive experience in consulting on mechanised mine development in various operations in three continents over 35 years.

Charles Muller, Gordon Cunningham, Tim Spindler and Byron Stewart have visited the property in 2008 and they have verified the data for their respective areas. Verification has occurred to a reasonable level in accordance with good engineering practice.

Conclusions

The results of the Updated Feasibility Study are robust and the total project has a 24% IRR pre-tax with a Net Present Value at a 5% discount rate of US$ 981 million based on 3 year trailing metal prices. Using recent metal prices the project IRR is 16 % pre-tax and its Net Present Value at a 5% discount rate is US$ 459 million.

The mining layout uses conventional proven approaches for mining and multiple accesses which will provide good flexibility and proven productivity at low risk. The metallurgical recovery and proposed concentrate should be attractive in the current tight market for platinum group metals. The project is highly competitive contrasted to many other projects and deeper platinum development alternatives.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd. has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. In addition to the WBJV Projects the company holds a significant exploration profile including an active Joint Venture with the State Company of Japan, JOGMEC.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

President and Director

The following note is mandated under SEC Guidelines:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following note is mandated under SEC Guidelines:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.